Exhibit 99.2

Managemant’s Discussion & Analysis

For the three and six months ended June 30, 2023

Q2

2023

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of August 7, 2023. This MD&A is intended to supplement the Company’s second quarter 2023 unaudited interim condensed consolidated financial statements and its accompanying notes (the “Financial Statements”), and the Company’s 2022 audited annual consolidated financial statements and its accompanying notes (the “2022 Annual Financial Statements”). This MD&A should be read in conjunction with the Company’s Annual Information Form dated March 20, 2023, which is available on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including IAS 34, Interim Financial Reporting. The Company’s Financial Statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios and Section 21 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 17 - Risk Factors of this MD&A, Section 18 - Risk Factors of the Company’s MD&A for the year ended December 31, 2022 dated March 20, 2023 and to Section 20 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 23 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q2 2023	Three months ended June 30, 2023
Q2 2022	Three months ended June 30, 2022
YTD Q2 2023	Six months ended June 30, 2023
YTD Q2 2022	Six months ended June 30, 2022

3	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (NASDAQ/TSX: BITF) is a global, publicly traded Bitcoin mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms owns and operates server farms comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin (“BTC”) Blockchain (referred to as “Mining”). Bitfarms generally operates Miners 24 hours a day producing computational power (measured by hashrate) which it sells to Mining Pools under a formula driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, pools compensate Mining companies for their hashrate based on what the pool would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its hashrate may be in cryptocurrency, U.S. dollars, or other currency. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars, as determined to be needed, through reputable and established cryptocurrency trading platforms. Mining Pools generate revenue by Mining with purchased hashrate through the accumulation of Block Rewards and transaction fees issued by the BTC network. Mining pools purchase hashrate and accept the risk of rewards not being commensurate with compensation paid with the aim to mine more blocks than they should in a given time period.

Bitfarms currently has 11 Mining facilities situated in four countries: Canada, the United States, Argentina and Paraguay. Powered predominately by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally-based and often underutilized energy infrastructure.

The Company’s ability to operate and secure power through its production sites is summarized as follows:

Country	Operating power as of August 7, 2023	Contracted power as of August 7, 2023
Canada	153 MW	180 MW	[1,2]
United States	20 MW	24 MW	[2]
Paraguay	10 MW	160 MW	[2]
Argentina	29 MW	210 MW	[2]
	212 MW	574 MW

[1]	The Company has secured the rights for a total of 10 MW of hydro-electricity in the province of Quebec. Bitfarms does not currently have an expansion plan for these 10 MW of power, but is continuing its efforts to search for economically viable properties for these 10 MW of hydro-electricity.

[2]	Refer to section 6 - Expansion Projects for details on the timing of the remaining MW not yet operational.

4	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	2023	2022
Revenues	35,479	41,815	65,529	82,144
Gross (loss) profit	(6,040)	9,504	(14,393)	26,541
Gross margin (1)	(17)%	23%	(22)%	32%
Operating loss	(25,170)	(173,091)	(40,754)	(166,217)
Operating margin (1)	(71)%	(414)%	(62)%	(202)%
Net loss	(24,894)	(141,918)	(27,960)	(137,399)
Basic and diluted loss per share	(0.10)	(0.70)	(0.12)	(0.69)
Gross Mining profit (2)	14,329	27,160	26,514	57,300
Gross Mining margin (2)	42%	66%	42%	71%
Adjusted EBITDA (2)	7,672	19,703	14,241	42,001
Adjusted EBITDA margin (2)	22%	47%	22%	51%

	As of June 30,	As of December 31,
	2023	2022
Total assets	325,637	343,098
Current financial liabilities	25,858	55,951
Non-current financial liabilities	73	4,093
Long-term debt included in financial liabilities	15,629	47,147

There have not been any distributions or cash dividends declared per share for the periods disclosed above.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

5	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

4. SECOND QUARTER 2023 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $35.5 million, gross loss of $6.0 million (gross margin[1] of negative 17%) including non-cash depreciation expense of $20.5 million, operating loss of $25.2 million (operating margin[1] of negative 71%) including impairment on short-term prepaid deposits and property, plant and equipment of $10.0 million and net loss of $24.9 million;
●	Gross Mining profit[2] of $14.3 million (42% gross Mining margin2); and
●	Adjusted EBITDA[2] of $7.7 million (22% adjusted EBITDA margin2).

Operations

●	Mined 1,223 BTC at an average direct cost of $15,700 per BTC[3] and held 549 BTC valued at approximately $16.7 million as of June 30, 2023;
●	Increased hashrate from 4.8 EH/s to 5.3 EH/s through the installation of approximately 5,100 Miners;
●	Sold 1,109 BTC at an average price of $27,900 per BTC for total proceeds of $30.9 million, a portion of which was used to repay equipment related indebtedness; and
●	Became a self-importer of Miners in Argentina, reducing the expense and facilitating the importation of Miners, and terminated existing contracts with importation brokers, resulting in an impairment loss of $7.0 million on short-term prepaid deposits.

Expansions

●	Purchased approximately 12,500 new high efficiency Miners with a blended energy efficiency of 30 W/TH at an average direct cost $13.94/TH, of which approximately 7,800 Miners will be deployed to Argentina and approximately 4,700 Miners will be deployed to Canada.

Argentina

●	Imported and installed approximately 5,100 new M30S Whatsminer Miners into Argentina which increased capacity over 100% to 29 MW and added approximately 510 PH/s to the Rio Cuarto facility, bringing its total hashrate to approximately 700 PH/s.

Canada

●	Entered into agreements to acquire 22 MW of hydro power capacity and to lease a site in Baie-Comeau, Quebec, which subsequently closed on July 5, 2023.

Financing

●	Paid down $5.5 million in equipment related indebtedness, reducing the total outstanding balance to $15.5 million as of June 30, 2023;
●	Held $19.1 million in remaining credits for pre-paid deposits to be applied against future Miner purchase agreements as of June 30, 2023; and
●	Raised $21.8 million in net proceeds through the Company’s at-the-market equity offering program.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

[3]	Represents the direct cost of BTC based on the total electricity costs divided by the total number of BTC mined.

6	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS

Key Performance Indicators

	Three months ended June 30,			Six months ended June 30,
	2023	2022	% Change	2023	2022	% Change
Total BTC mined	1,223	1,257	(3)%	2,520	2,218	14%
Average Watts/Average TH efficiency*	37	39	(5)%	37	40	(8)%
BTC sold	1,109	3,357	(67)%	2,376	3,375	(30)%

nm: not meaningful

* Average Watts represents the energy consumption of Miners

Q2 2023 v. Q2 2022

●	1,223 BTC mined in Q2 2023, compared to 1,257 BTC mined in Q2 2022, representing a decrease of 3% as a result of a 67% increase in network difficulty, partially offset by an increase in hashrate from the Company’s expansions and the upgrade of its Miner fleet;
●	37 Watts/TH efficiency in Q2 2023, compared to 39 Watts/TH efficiency in Q2 2022, representing an improvement of 5% due to the Company upgrading its fleet with more efficient Miners; and
●	1,109 BTC sold in Q2 2023, compared to 3,357 BTC in Q2 2022. In Q2 2023, the proceeds were used in part to fund operations and repay equipment financing indebtedness, whereas in Q2 2022, the proceeds were mainly used to repay part of the BTC backed credit facility for $61.8 million.

YTD Q2 2023 v. YTD Q2 2022

●	2,520 BTC mined during YTD Q2 2023, compared to 2,218 BTC mined during YTD Q2 2022, an increase of 14% as a result of the Company’s expansions in Sherbrooke (Quebec) and Argentina, and the upgrade of its Miner fleet, partially offset by a 59% increase in average network difficulty;
●	37 Watts/TH efficiency during YTD Q2 2023, compared to 40 Watts/TH efficiency during YTD Q2 2022, an improvement of 8% due to the Company upgrading its fleet with more efficient Miners; and
●	2,376 BTC sold in YTD Q2 2023, compared to 3,375 BTC in YTD Q2 2022. The proceeds were used for the same reasons explained in the Q2 2023 v. Q2 2022 section above.

7	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. PRODUCTION AND MINING OPERATIONS (Continued)

Key Performance Indicators (Continued)

	As of June 30,
	2023	2022	% Change
Period-end operating EH/s	5.3	3.6	47%
Period-end operating capacity (MW)	207	160	29%
Hydro power (MW)	178	160	11%
Hydro power proportion of period-end operating capacity	86%	100%	(14)%

As of June 30, 2023 v. as of June 30, 2022

●	5.3 EH/s online as of June 30, 2023, compared to 3.6 EH/s online as of June 30, 2022, an increase of 47%, as a result of the Company’s expansions in Sherbrooke (Quebec) and Argentina and the upgrade of its Miner fleet;
●	207 MW operating capacity as of June 30, 2023, compared to 160 MW operating capacity as of June 30, 2022, an increase of 29%, as a result of expansions in Sherbrooke mainly related to phases two and three of the Bunker that were completed in July 2022 and November 2022, respectively, (resulting in an additional 18 MW) and the installation of 5,100 Miners in Rio Cuarto, Argentina in Q2 2023 (resulting in an aggregate 29 MW); and
●	178 MW hydro power as of June 30, 2023, compared to 160 MW hydro power as of June 30, 2022, an increase of 11% as a result of the Company’s expansions in Sherbrooke mainly related to phases two and three of the Bunker, and representing 86% of the Company’s total operating energy capacity.

8	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS

The Company has described its expansion plans below under the sections entitled “Argentina Expansion”, “Paraguay Expansion”, “Washington Expansion” and “Baie-Comeau Expansion”. These expansion projects only include updates for 2023. For background or historical information on these expansions, refer to the Company’s MD&A for the year ended December 31, 2022 dated March 20, 2023. The Company’s 2023 ending hashrate target based on current infrastructure construction and Miner delivery schedules has been increased to 6.3 EH/s, following the closing of the acquisition in Baie-Comeau on July 5, 2023. The Company’s 2023 ending hashrate target has been accelerated from December 31, 2023 to September 30, 2023. In addition, the Company’s ending hashrate target for March 31, 2024, including the current deployment in Paraguay, is set as 7.0 EH/s. As of June 30, 2023, the Company achieved 5.3 EH/s. The Company continues to evaluate opportunities that will expand its infrastructure and Mining hardware to increase the Company’s hashrate, provided such opportunities are accretive based on current macro factors and specific performance.

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the prevailing price of BTC, network difficulty, supply and cost of cryptocurrency Mining equipment, the ability to import equipment into countries in a cost-effective manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates, the impact of geopolitical events or global health related issues such as pandemics on the supply chains described above, and the Company’s ability to fund its initiatives. The Company’s expansion plans rely on a consistent supply of electricity at cost-effective rates; refer to Section 18 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of the Company’s MD&A for the year ended December 31, 2022 dated March 20, 2023 for further details.

A.	Argentina Expansion

2023 update

In February 2023, Management elected to postpone the development of a second warehouse until (i) the power permit is obtained by the private Argentinian power producer, (ii) the importation limitations are resolved and (iii) natural gas prices stabilize at an acceptable level.

In April 2023, the Company confirmed the receipt of the necessary power permits by the private Argentinian power producer to expand production at its Argentina facility. The Company completed testing of its Rio Cuarto substation which is now online.

In April 2023, the Company began to draw power from the private power producer and installed 2,100 new Miners that were delivered in March and April 2023. Energizing these miners and ending underclocking of previously installed miners in line with improved economics increased the active capacity to 18 MW and the Company’s operational hashrate to over 5.0 EH/s.

The receipt of the power permit by the private Argentinian power producer enabled the Company to commence purchasing low-cost power under its purchase agreement, currently expected to be approximately $0.03 per kWh, on an annualized basis, or less as the Company reaches full capacity at the first facility. The Company expects the cost of BTC mined at this farm to decrease substantially as it actively scales up operations at the first warehouse.

In April 2023, in anticipation of the power permit approval, the Company, using credits and cash, purchased over 6,200 new Bitmain and MicroBT Miners to fill out an additional 22 MW in the first facility. These new Miners, when fully installed as expected in the third quarter of 2023, are projected to improve the overall w/TH efficiency and generate a total 1.3 EH/s at the Argentina facility.

9	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

A.	Argentina Expansion (Continued)

2023 update (Continued)

In June 2023, 1,650 new high efficiency BTC Miners were purchased for Argentina at an average direct cost of $12.98/TH, in addition to the 6,200 Miners purchased in April 2023.

In June 2023, 2,900 MicroBT Miners were installed and energized, contributing to additional 290 PH/s and driving the Company’s operational hashrate to 5.3 EH/s. With these new installations, the operating capacity increased to 29 MW at Rio Cuarto and to 207 MW company-wide. An additional 4,950 miners are en route to Rio Cuarto and will improve production and energy efficiency at this facility when installed in the third quarter of 2023.

The Company currently has a fully built 50 MW farm which is now permitted to draw power under this agreement. The Company retains the option, subject to additional government approvals which are not currently obtained, to build out other facilities to the full contracted amount of 210 MW. Due to changing economic and financial conditions in Argentina, the Company is not yet in a position to determine when or if construction of additional infrastructure will resume or commence.

Position as of June 30, 2023

As of June 30, 2023, the Company had placed deposits of $6.7 million and $12.1 million with suppliers for existing and additional construction costs and for Blockchain Verification and Validation Equipment and electrical components, respectively. The Company has also acquired $58.1 million of property, plant and equipment, incurred $0.3 million of expenditures relating to design and feasibility studies and recorded cumulative gains on the disposition of marketable securities of $64.9 million associated with the mechanism to convert funds into Argentine Pesos for disbursements.

B.	Paraguay Expansion

Proposed law on crypto-assets activities

On July 18, 2022, the Paraguayan Congress approved a bill regulating the Mining, trading, intermediation, exchange, transfer, custody and administration of crypto-assets and instruments. The proposed legislation by the Paraguayan Congress aimed to create an attractive regulatory environment within the country through the establishment of a straightforward licensing regime with clear requirements for operating crypto-assets activities in the country. On August 30, 2022, the proposed law was vetoed by the Paraguayan president and returned to the Paraguayan Congress to be modified and potentially resubmitted. National elections took place on April 30, 2023. The country’s new president is expected to be inaugurated on August 15, 2023.

It is unknown if and when a new law will be approved. The absence of specific law in Paraguay regarding crypto assets has not materially impacted the Company’s current operations in the country.

10	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

B.	Paraguay Expansion (Continued)

2023 update

In January 2023, all of the older generation Miners at the Villarrica facility were replaced with approximately 2,900 new M30S Whatsminer Miners generating approximately 290 PH/s, a 165 PH/s increase, or 132%, compared to the hashrate that was being produced by the older generation Miners. During the three months ended March 31, 2023, the Company reached an agreement and sold the older generation Miners to a third party for approximately $0.2 million.

In July 2023, the Company acquired two power purchase agreements in Paraguay for up to 150 MW of eco-friendly hydro power: up to 50 MW in Villarrica, in close proximity to the Company’s existing operations in Paraguay, and up to 100 MW in Yguazu, a new location close to the Itaipu dam, the third largest hydro-electric dam in the world.

At Villarrica, construction is scheduled to commence in the third quarter of 2023 beginning with a sub-station followed by building-out a second mining facility consisting of a 30 MW air-cooled warehouse and 20 MW of containers, expected to be achieved during the first quarter of 2024. In August 2023, the Company placed orders using vendor credits for eight 2.4 MW hydro containers and approximately 1,900 Miners capable of producing approximately 675 PH/s once installed. The new facility will be referred to as the Paso Pe farm.

At Yguazu, the Company has the opportunity to develop a new farm with up to 100 MW of mining capacity, the timeline for which is being determined. Hydro power at both locations will be provided at a contracted cost of approximately $0.039 per kWh and is not subject to annual inflationary adjustments.

C.	Washington Expansion

2023 update

In April, 2023, the Company received approval from the power supplier for an additional 6 MW that is estimated to be energized in the fourth quarter of 2023. The Company began constructing another facility on Company-owned land in June 2023 with an estimated cost of $2.1 million, including $0.9 million paid in Q2 2023 to the power supplier for establishing the connection.

11	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. EXPANSION PROJECTS (Continued)

D.	Baie-Comeau (Canada) Expansion

Background

In April 2023, the Company entered into agreements to acquire shares of a Company that owns the right to consume 22 MW of hydro power capacity in Baie-Comeau, Quebec, and to lease a site to install the infrastructure to operate the acquired capacity. The 22 MW facility could add over 600 PH/s when in full production. The Baie-Comeau area is home to five hydro-electricity generation facilities with over 5.4 gigawatts of nameplate capacity. Adding reliable hydro power in Quebec is part of the Company’s strategy to cost-effectively expand its operating footprint.

In July 2023, the Company completed the acquisition. The consideration transferred at closing totaled $1.9 million (CAD$2.5 million), of which $0.8 million (CAD$1.0 million) was paid in cash and $1.1 million (CAD$1.5 million) was paid through the issuance of 821,000 common shares of the Company. The lease agreement is for an industrialized site in Baie-Comeau for an initial term of 10 years and provides the Company with the option to purchase the site for $2.2 million (CAD $3.0 million) with an annual adjustment of the lesser of (i) the Consumer Price Index and (ii) 3% throughout the lease term.

2023 plan

Following the closing of the acquisition, the Company immediately commenced production at Baie-Comeau with an initial 3 MW online. In connection with the acquisition, the Company increased its total hashrate target to 6.3 EH/s to be achieved by the end of Q3 2023.

The Company plans to minimize development and build-out expenditures by relocating miners from other facilities and by applying infrastructure equipment repurposed from the December 2022 sale of the former De La Pointe facility. The Company could bring 11 MW online by the third quarter of 2023 and commission the remaining 11 MW during the second half of 2024, after local grid infrastructure improvements have been completed. The cost of electrical infrastructure and leasehold improvements for the first 11 MW of the facility are currently estimated to be approximately $2.6 million. Assuming the Company continues to lease the property and decides to build the extension for the second 11 MW, it will cost approximately $1.8 million for the leasehold improvements, which will largely involve the construction of a new building and $2.3 million for the electrical infrastructure.

As of June 30, 2023, the Company has $2.1 million of property, plant and equipment relating to the Baie-Comeau facility, including infrastructure equipment that was repurposed from other facilities.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change

Revenues	35,479	41,815	(6,336)	(15)%	65,529	82,144	(16,615)	(20)%
Cost of revenues	41,519	32,311	9,208	28%	79,922	55,603	24,319	44%
Gross (loss) profit	(6,040)	9,504	(15,544)	(164)%	(14,393)	26,541	(40,934)	(154)%
Gross margin (1)	(17)%	23%	—	—	(22)%	32%	—	—

Operating expenses
General and administrative expenses	9,155	15,392	(6,237)	(41)%	17,515	29,235	(11,720)	(40)%
Realized loss on disposition of digital assets	—	77,880	(77,880)	(100)%	—	77,914	(77,914)	(100)%
(Reversal of) revaluation loss on digital assets	—	70,475	(70,475)	(100)%	(2,695)	66,773	(69,468)	(104)%
(Gain) loss on disposition of property, plant and equipment	(7)	948	(955)	(101)%	1,559	936	623	67%
Impairment on short-term prepaid deposits and property, plant and equipment	9,982	—	9,982	100%	9,982	—	9,982	100%
Impairment on goodwill	—	17,900	(17,900)	(100)%	—	17,900	(17,900)	(100)%
Operating loss	(25,170)	(173,091)	147,921	(85)%	(40,754)	(166,217)	125,463	(75)%
Operating margin (1)	(71)%	(414)%	—	—	(62)%	(202)%	—	—

Net financial income	(182)	(11,857)	11,675	(98)%	(12,370)	(15,940)	3,570	(22)%
Net loss before income taxes	(24,988)	(161,234)	136,246	(85)%	(28,384)	(150,277)	121,893	(81)%
Income tax recovery	(94)	(19,316)	19,222	(100)%	(424)	(12,878)	12,454	(97)%
Net loss	(24,894)	(141,918)	117,024	(82)%	(27,960)	(137,399)	109,439	(80)%

Basic and diluted loss per share (in U.S. dollars)	(0.10)	(0.70)	—	—	(0.12)	(0.69)	—	—
Change in revaluation surplus - digital assets, net of tax	579	—	579	100%	2,391	—	2,391	100%
Total comprehensive loss, net of tax	(24,315)	(141,918)	117,603	(83)%	(25,569)	(137,399)	111,830	(81)%

Gross Mining profit (2)	14,329	27,160	(12,831)	(47)%	26,514	57,300	(30,786)	(54)%
Gross Mining margin (2)	42%	66%	—	—	42%	71%	—	—
EBITDA (2)	(3,437)	(138,831)	135,394	(98)%	15,487	(111,798)	127,285	114%
EBITDA margin (2)	(10)%	(332)%	—	—	24%	(136)%	—	—
Adjusted EBITDA (2)	7,672	19,703	(12,031)	(61)%	14,241	42,001	(27,760)	(66)%
Adjusted EBITDA margin (2)	22%	47%	—	—	22%	51%	—	—

nm: not meaningful

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 9 - Non-IFRS and Other Financial Measures and Ratios.

13	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues

Q2 2023 v. Q2 2022

Revenues were $35.5 million in Q2 2023, compared to $41.8 million in Q2 2022, a decrease of $6.3 million, or 15%.

The most significant factors impacting the decrease in Bitfarms’ revenues in Q2 2023, compared to Q2 2022, are presented in the table below. Revenues decreased mostly due to the decrease in average BTC price, further intensified by the increase in network difficulty, partially offset by the increase in Bitfarms’ BTC hashrate.

(U.S. $ in thousands except where indicated)	Note	BTC	(USD)	% Change
BTC and revenues, including Volta, for the three months ended June 30, 2022		1,257	41,815	—
Impact of increase in network difficulty during Q2 2023 as compared to Q2 2022	1	(720)	(20,161)	(48)%
Impact of increase in average Bitfarms’ BTC hashrate during Q2 2023 as compared to Q2 2022	2	686	19,206	46%
Impact of difference in average BTC price in Q2 2023 as compared to Q2 2022	3		(5,864)	(14)%
Other Mining variance and change in Volta			483	1%
BTC and revenues for the three months ended June 30, 2023		1,223	35,479	(15)%

Notes
1	Calculated as the difference in BTC mined in Q2 2023 compared to Q2 2022, based on the change in network difficulty, multiplied by Q2 2023 average BTC price
2	Calculated as the difference in BTC mined in Q2 2023 compared to Q2 2022, based on the change in Bitfarms’ average BTC hashrate, multiplied by Q2 2023 average BTC price
3	Calculated as the difference in average BTC price in Q2 2023 compared to Q2 2022 multiplied by BTC mined in Q2 2022

The following tables summarize the revenues and average hashrate by country:

	Three months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Canada	26,458	33,169	(6,711)	(20)%
USA	4,293	7,264	(2,971)	(41)%
Argentina	2,796	—	2,796	100%
Paraguay	1,932	1,382	550	40%
	35,479	41,815	(6,336)	(15)%

	Three months ended June 30,
(Hashrate in EH/s except where indicated)	2023	2022	Change	% Change
Canada	3.6	2.5	1.1	44%
USA	0.6	0.6	—	—%
Argentina	0.4	—	0.4	100%
Paraguay	0.3	0.1	0.2	200%
	4.9	3.2	1.7	53%

14	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

Q2 2023 v. Q2 2022 (Continued)

Bitfarms earned the majority of its revenues from its Canadian and US-based operations in Q2 2023, which accounted for 75% and 12% of total revenues, respectively, compared to 79% and 18% in Q2 2022, respectively. The impact of the increase in network difficulty and the decrease in average BTC price was partially offset by the average hashrate increase of 1.1 EH/s, or 44%, for the Canadian operations, resulting in revenues decrease of $6.7 million in Canada and $3.0 million in the USA during Q2 2023 as compared to Q2 2022. The Argentina and Paraguay operations accounted for 8% and 5% of total revenues, respectively, compared to nil and 3% in Q2 2022, respectively. The hashrate increase of the Argentina and Paraguay operations of 0.4 EH/s, or 100%, and 0.2 EH/s, or 200%, respectively, resulted in Q2 2023 revenues increasing by $2.8 million and $0.6 million, respectively, compared to Q2 2022.

YTD Q2 2023 v. YTD Q2 2022

Revenues were $65.5 million in YTD Q2 2023, compared to $82.1 million in YTD Q2 2022, a decrease of $16.6 million, or 20%.

The most significant factors impacting the decrease in Bitfarms’ revenues in YTD Q2 2023, compared to YTD Q2 2022, are presented in the table below. Revenues decreased mostly due to the decrease in average BTC price, further intensified by the increase in network difficulty, partially offset by the increase in Bitfarms’ BTC hashrate.

(U.S. $ in thousands except where indicated)	Note	BTC	(USD)	% Change
BTC and revenues, including Volta, for the six months ended June 30, 2022		2,218	82,144	—
Impact of increase in network difficulty during YTD Q2 2023 as compared to YTD Q2 2022	1	(1,341)	(33,772)	(41)%
Impact of increase in average Bitfarms’ BTC hashrate during YTD Q2 2023 as compared to YTD Q2 2022	2	1,643	41,370	50%
Impact of difference in average BTC price in YTD Q2 2023 as compared to YTD Q2 2022	3		(24,939)	(30)%
Other Mining variance and change in Volta			726	1%
BTC and revenues for the six months ended June 30, 2023		2,520	65,529	(20)%

Notes
1	Calculated as the difference in BTC mined in YTD Q2 2023 compared to YTD Q2 2022, based on the change in network difficulty, multiplied by YTD Q2 2023 average BTC price
2	Calculated as the difference in BTC mined in YTD Q2 2023 compared to YTD Q2 2022, based on the change in Bitfarms’ average BTC hashrate, multiplied by YTD Q2 2023 average BTC price
3	Calculated as the difference in average BTC price in YTD Q2 2023 compared to YTD Q2 2022 multiplied by BTC mined in YTD Q2 2022

15	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

YTD Q2 2023 v. YTD Q2 2022 (Continued)

The following tables summarize the revenues and average hashrate by country:

	Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Canada	49,947	63,095	(13,148)	(21)%
USA	8,184	17,069	(8,885)	(52)%
Argentina	4,092	—	4,092	100%
Paraguay	3,306	1,980	1,326	67%
	65,529	82,144	(16,615)	(20)%

	Six months ended June 30,
(Hashrate in EH/s except where indicated)	2023	2022	Change	% Change
Canada	3.5	2.1	1.4	67%
USA	0.6	0.6	—	—%
Argentina	0.3	—	0.3	100%
Paraguay	0.2	0.1	0.1	100%
	4.6	2.8	1.8	64%

Bitfarms earned the majority of its revenues from its Canadian and US-based operations in YTD Q2 2023, which accounted for 76% and 13% of total revenues, respectively, compared to 77% and 21% in YTD Q2 2022, respectively. The impact of the increase in network difficulty and the decrease in average BTC price was partially offset by the average hashrate increase of 1.4 EH/s, or 67%, for the Canadian operations, resulting in revenues decreasing by $13.1 million in Canada and $8.9 million in the USA during YTD Q2 2023 as compared to YTD Q2 2022. The Argentina and Paraguay operations accounted for 6% and 5% of total revenues, respectively, compared to nil and 2% in YTD Q2 2022, respectively. The hashrate increase of the Argentina and Paraguay operations of 0.3 EH/s, or 100%, and 0.1 EH/s, or 100%, respectively, resulted in YTD Q2 2023 revenues increasing by $4.1 million and $1.3 million, respectively compared to YTD Q2 2022.

16	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Energy and infrastructure	19,916	13,891	6,025	43%	36,943	23,481	13,462	57%
Depreciation	20,528	17,857	2,671	15%	41,228	30,923	10,305	33%
Purchases of electrical components	620	257	363	141%	940	564	376	67%
Electrician salaries and payroll taxes	455	306	149	49%	811	635	176	28%
	41,519	32,311	9,208	28%	79,922	55,603	24,319	44%

Q2 2023 v. Q2 2022

Bitfarms’ cost of revenues for Q2 2023 was $41.5 million, compared to $32.3 million for Q2 2022. The increase in cost of revenues was mainly attributable to:

●	A $6.0 million, or 43%, increase in energy and infrastructure expenses, mainly due to the Company adding new Miners, which increased energy utilization to an average of 186 MW during Q2 2023 versus 131 MW for the same period in 2022, and higher energy rates in 2023, resulting in an increase in electricity costs of $6.8 million. The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries, provinces and states where the Company operates.
●	A $2.6 million increase in non-cash depreciation expense as the Company added new Miners and electrical infrastructure.

These increases were partially offset by:

●	A decrease in rent expense of $0.4 million mainly due to the capitalization of the leased Washington facility which was renewed in Q4 2022.
●	A decrease in repairs and maintenance of $0.3 million.

YTD Q2 2023 v. YTD Q2 2022

Bitfarms’ cost of revenues was $79.9 million for YTD Q2 2023, compared to $55.6 million for YTD Q2 2022. The increase in cost of revenues was mainly due to:

●	A $13.5 million, or 57%, increase in energy and infrastructure expenses, mainly due to the Company adding new Miners and upgrading its fleet, which increased energy utilization to an average of 178 MW during YTD Q2 2023, compared to 113 MW for the same period in 2022, resulting in an increase in electricity costs of $14.6 million.
●	A $10.3 million increase in non-cash depreciation expense as the Company added new Miners and electrical infrastructure.

These increases were partially offset by:

●	A decrease in rent expense of $0.6 million mainly due to the capitalization of the leased Washington facility which was renewed in Q4 2022.
●	A decrease in repairs and maintenance of $0.5 million.

17	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Salaries and share-based payment	5,040	9,891	(4,851)	(49)%	10,197	17,551	(7,354)	(42)%
Professional services	1,652	2,501	(849)	(34)%	3,530	4,624	(1,094)	(24)%
Insurance, duties and other	1,938	2,394	(456)	(19)%	2,912	5,959	(3,047)	(51)%
Travel, motor vehicle and meals	205	346	(141)	(41)%	383	661	(278)	(42)%
Hosting and telecommunications	114	191	(77)	(40)%	206	321	(115)	(36)%
Advertising and promotion	206	69	137	199%	287	119	168	141%
	9,155	15,392	(6,237)	(40)%	17,515	29,235	(11,720)	(40)%

Q2 2023 v. Q2 2022

Bitfarms’ general and administrative (“G&A”) expenses were $9.2 million in Q2 2023, compared to $15.4 million for Q2 2022. The decrease of $6.2 million, or 40%, in G&A expense was largely due to:

●	A $5.4 million decrease in non-cash share-based payment expense in connection with:
◦	Stock options granted in 2021 with fair values between $3.16 to $5.97 had a higher share-based payment expense in Q2 2022 than Q2 2023. As the majority of these 2021 stock options were fully vested or cancelled at the end of Q1 2023, as explained below, the Company did not incur an expense for these options in Q2 2023, compared to the graded vesting expense in Q2 2022.
◦	During Q2 2023, 8,471,000 stock options were granted with a fair value of $0.89, compared to 5,402,000 stock options granted in Q2 2022 with the majority having a fair value of $1.21. The higher number of stock options granted in Q2 2023 with a lower fair value had a similar share-based payment expense to the lower number of stock options granted in Q2 2022 with a higher fair value.
●	A $0.5 million decrease in the Company’s insurance, duties and other expense mostly due to the lower premiums reflecting lower asset values, particularly Miners, due to general market conditions partially offset by a larger number of Miners.
●	A $0.8 million decrease in professional fees mainly due to the termination of consulting agreements with two directors in the fourth quarter of 2022 and the previous owner of the Mining facility in Washington State in first quarter of 2023.

These decreases were partially offset by:

●	A $0.5 million increase in salaries and wage due to the increase in the Company’s headcount in Q2 2023 compared to Q2 2022 to support the global project expansions as well as merit, market-based adjustments and cost of living salary increases.

18	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses (Continued)

YTD Q2 2023 v. YTD Q2 2022

For YTD Q2 2023, Bitfarms’ G&A expenses were $17.5 million, compared to $29.2 million for the same period in 2022. The decrease of $11.7 million, or 40%, in G&A expenses was mainly due to:

●	A $9.0 million decrease in non-cash share-based payment expense in connection with:
◦	Stock options granted in 2021 with fair values between $3.16 to $5.97 had a higher share-based payment expense in YTD Q2 2022 than YTD Q2 2023 due to the graded vesting method, which resulted in an accelerated recognition of share-based expense in earlier periods.
◦	The majority of those 2021 stock options were fully vested or cancelled at the end of the first quarter of 2023 which resulted in accelerated share-based payment expense of $0.9 million during YTD Q2 2023. Refer to Note 19 to the Financial Statements for more details. The Company did not incur the share-based payment expense for those cancelled options in the second half of the YTD Q2 2023, compared to the graded vesting expense in YTD Q2 2022.
●	The inclusion of $1.8 million of shipping costs and duties in YTD Q2 2022 from transferring older generation Miners from Canada to Paraguay, which did not occur in YTD Q2 2023.
●	A $0.9 million decrease in the Company’s insurance expense mostly due to refunds from insurers and lower premiums reflecting lower asset values, particularly Miners, due to general market conditions partially offset by a larger number of Miners.
●	A $1.1 million decrease in professional fees mainly due to the termination of consulting agreements with two directors in the fourth quarter of 2022 and the previous owner of the Mining facility in Washington State in first quarter of 2023.

These decreases were partially offset by:

●	A $1.6 million increase in salaries and wage as a result of hiring additional employees in YTD Q2 2023 compared to YTD Q2 2022 to support the global project expansions as well as merit, market-based adjustments and cost of living salary increases.

19	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income
	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Gain on disposition of marketable securities	(4,955)	(19,705)	14,750	(75)%	(7,126)	(30,642)	23,516	(77)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	(100)%	(12,835)	—	(12,835)	(100)%
Loss on currency exchange	2,719	1,018	1,701	167%	2,989	1,876	1,113	59%
Interest on credit facility and long-term debt	673	4,191	(3,518)	(84)%	1,924	6,896	(4,972)	(72)%
Interest on lease liabilities	350	355	(5)	(1)%	719	660	59	9%
Discount expense on VAT receivable	693	2,091	(1,398)	(67)%	1,702	5,010	(3,308)	(66)%
Other financial (income) expenses	338	193	145	75%	257	260	(3)	(1)%
	(182)	(11,857)	11,675	(98)%	(12,370)	(15,940)	3,570	(22)%

Q2 2023 v. Q2 2022

Bitfarms’ net financial income was $0.2 million for Q2 2023, compared to $11.9 million for Q2 2022. The $11.7 million decrease was primarily related to:

●	A $14.7 million decrease in gain on disposition of marketable securities related to the mechanism used to fund the Argentina Expansion that began in Q3 2021. The Company has been funding its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to its wholly-owned Argentinian subsidiary that it controls. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gave rise to a gain as the equivalent amount received in Argentine Pesos exceeded the amount of Argentine Pesos the Company would have received from a direct foreign currency exchange. The decrease was due to less funds being sent to Argentina in Q2 2023 compared to Q2 2022 as the capital expenditures related to the first 50 MW facility were mostly paid in 2022.
●	A $1.7 million increase in loss on currency exchange due to the revaluation of our net monetary liabilities denominated in foreign currencies following the weakening of the U.S. dollar at the end of Q2 2023, compared to the strengthening of the U.S. dollar at the end of Q2 2022.

These decreases were partially offset by:

●	A $3.5 million decrease in interest expense on (i) the $100 million credit facility which commenced on December 30, 2021 and was fully repaid and extinguished in December 2022, (ii) the BlockFi Loan which commenced on February 18, 2022 and was extinguished in February 2023 as described below and (iii) the NYDIG Loan which commenced on June 15, 2022. The NYDIG Loan was classified as long-term debt in the statements of financial position.
●	The discounting expense on the Argentina VAT receivable of $2.1 million during Q2 2022 relates to the country’s historically high rate of inflation and expected length of time before the VAT receivable is refunded and reflects the accounting under the effective interest rate method. During Q2 2023, new additions to the VAT receivable were discounted, which had a lesser balance than the amount discounted in Q2 2022, resulting in lesser expense in Q2 2023. The discounting expense was partially offset by increasing accretion income from the passage of time.

20	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

D.	Net financial income (Continued)

YTD Q2 2023 v. YTD Q2 2022

Bitfarms’ net financial income for YTD Q2 2023 was $12.4 million, compared to $15.9 million for YTD Q2 2022. The $3.5 million decrease was mainly due to:

●	A $23.5 million decrease in gain on disposition of marketable securities related to the mechanism used to fund the Argentina Expansion as explained in the Q2 2023 v. Q2 2022 section above. The decrease was due to less funds being sent to Argentina during YTD Q2 2023 compared to YTD Q2 2022.

The decrease was partially offset by:

●	A $12.8 million gain on extinguishment of long-term debt and lease liabilities during YTD Q2 2023. In February 2023:
◦	BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, resulting in a gain on extinguishment of long-term debt of $12.6 million; and
◦	The Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million. As a result, a gain on extinguishment of lease liabilities was recognized in the amount of $0.3 million.
●	A $5.0 million decrease in interest expense due to the same reasons explained in the Q2 2023 v. Q2 2022 section above.
●	The decrease in discounting expense on the Argentina VAT receivable during YTD Q2 2023 compared to YTD Q2 2022 due to the same reason explained in the Q2 2023 v. Q2 2022 section above.

21	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. FINANCIAL PERFORMANCE (Continued)

E.	Impairment

The impairment loss on short-term prepaid deposits and property, plant and equipment for the three and six months ended June 30, 2023 was $10.0 million (three and six months ended June 30, 2022: nil).

Impairment on short-term prepaid deposits during the second quarter of 2023

In 2022, the Company entered into agreements with external brokers to be able to proceed with the importation of its miners into Argentina. Under the agreements, the Company was required to make advance deposits to the external brokers, which were classified as short-term prepaid deposits on the consolidated statements of financial position.

In October 2022, the Argentinian government had changed the importations system previously in place and imposed additional controls on importations into Argentina as a way of limiting the outflow of U.S. dollars from the country. In the first quarter of 2023, the Company was able to apply for a self-importation license based on its extended operating history in Argentina and successfully became a self-importer in Argentina to reduce the importation expenses and facilitate the importation of Miners. Accordingly, the Company terminated all pending importation agreements with the external brokers as of June 30, 2023.

The Company assumed the cost of terminating the importation agreements with the brokers in order to execute its new importation strategy, resulting in the Company forgoing a balance of $7.0 million of deposits. Accordingly, as of June 30, 2023, the Company impaired $7.0 million of short-term prepaid deposits. This impairment is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits and property, plant and equipment.

Impairment on mineral assets during the second quarter of 2023

The Suni mineral asset was acquired in connection with the reverse acquisition of Bitfarms Ltd (Israel) on April 12, 2018 and its value, at the time, was estimated at $9.0 million based on an independent appraiser’s valuation report. Suni is an iron ore deposit located in Canada that was held by the acquiree. Since its acquisition, following the presence of impairment indicators, the Suni mineral asset was written down to a net book value of $3.0 million as of December 31, 2022.

During the three months ended June 30, 2023, management planned to dispose of the Suni mineral asset, and as a result, tested the cash-generating unit for impairment, resulting in a further impairment charge of $3.0 million, bringing the carrying amount to nil. This impairment is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits and property, plant and equipment.

Subsequent to June 30, 2023, the Company entered into a sale agreement with a third party to dispose of the Suni mineral asset for a nominal amount.

22	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. SELECTED QUARTERLY INFORMATION

(U.S. $ in thousands except earnings per share)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
Revenues	35,479	30,050	27,037	33,247	41,815	40,329	59,598	44,774
Net (loss) income	(24,894)	(2,479)	(16,843)	(84,808)	(141,918)	4,519	9,677	23,733
Basic net (loss) earnings per share	(0.10)	(0.01)	(0.08)	(0.40)	(0.70)	0.02	0.05	0.14

Net (loss) income before income taxes	(24,988)	(2,809)	(16,652)	(89,533)	(161,234)	10,957	17,937	34,706
Interest expense	1,023	1,620	3,271	3,394	4,546	3,010	837	788
Depreciation expense	20,528	20,700	20,777	20,720	17,857	13,066	10,287	6,261
EBITDA	(3,437)	19,511	7,396	(65,419)	(138,831)	27,033	29,061	41,755
EBITDA margin	(10)%	65%	27%	(197)%	(332)%	67%	49%	93%
Share-based payment	2,462	2,536	3,795	3,961	7,927	6,105	10,036	5,787
Realized (gain) loss on disposition of digital assets	—	(587)	28,567	44,329	77,880	34	137	177
(Reversal of) revaluation loss on digital assets	—	(2,695)	(23,284)	(45,655)	70,475	(3,702)	3,869	(13,893)
Gain on extinguishment of long-term debt and lease liabilities	—	(12,835)	—	—	—	—	—	—
Impairment (reversal) on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	9,982	—	(8,903)	84,116	—	—	1,800	(1,860)
Impairment on goodwill	—	—	—	—	17,900	—	—	—
Gain on disposition of marketable securities	(4,955)	(2,171)	(7,317)	(13,690)	(19,705)	(10,937)	(3,875)	(2,274)
Net financial expenses (income) and other	3,620	2,810	1,933	2,683	4,057	3,765	(552)	622
Adjusted EBITDA	7,672	6,569	2,187	10,325	19,703	22,298	40,476	30,314
Adjusted EBITDA margin	22%	22%	8%	31%	47%	55%	68%	68%

Although the BTC Mining industry experiences volatility, it is not generally subject to seasonality or seasonal effects. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods were in Quebec, where power was sourced directly from Hydro-Quebec, Hydro-Magog and Hydro-Sherbrooke. The Company also had operations in Washington State that were powered by the Grant County Power Utility District as well as operations in Paraguay that were powered by CLYFSA. In Q3 2022, the Company began operations in Argentina. The production facility in Argentina was temporarily connected to the power grid until the private power producer obtained the requisite permits to provide power to the Company in April 2023. Among other phenomena, changing weather in Quebec, Washington State, Paraguay or Argentina may impact seasonal electricity needs, and periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency Mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency Mining operations. The Company’s geographical diversification reduces the risk and extent of extreme weather and other external factors unduly affecting the Company’s overall performance.

For Q2 2023 details, refer to Section 7A - Financial Performance (Revenues); Section 10A - Liquidity and Capital Resources (Cash Flows); and Section 6 - Expansion Projects (Washington Expansion, Paraguay Expansion, Argentina Expansion and Baie-Comeau Expansion) of this MD&A.

23	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

Non-IFRS financial measures

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 21 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A.

Measures	Definition	Purpose
Gross Mining profit	Gross Profit before: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; and (iv) electrician salaries and payroll taxes.

●        To assess profitability after power costs in cryptocurrency production and other infrastructure costs. Power costs are the largest variable expense in Mining.

●        To provide the users of the MD&A the ability to assess the gross profitability of the Company’s core digital asset Mining operations.

EBITDA	Net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.

●        To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●        Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

●        Useful for providing users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s  performance.

Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based payment; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) realized gains or losses on disposition of digital assets and (reversal of) revaluation loss on digital assets; (v) gain on disposition of marketable securities, gains or losses on derivative assets and liabilities and discount expense on VAT receivable; (vi) loss on currency exchange; and (vii) other non-recurring items that do not reflect the core performance of the Company.

●        To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●        To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.

●         Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

24	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios

Ratios	Definition	Purpose
Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.	●	To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.
		●	To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of certain general and administrative expenses.
EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.	●	To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.
		●	Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.
		●	Useful for providing users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.
Adjusted EBITDA margin	The percentage obtained when dividing Adjusted EBITDA by Revenues.	●	To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.
		●	To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.
		●	Used by management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

Supplemental financial ratios

The Company utilizes the following supplemental financial ratios in assessing operating performance.

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	●	To assess profitability of the Company across time periods.
Operating margin	The percentage obtained when dividing Operating income (loss) by Revenues.	●	To assess operational profitability of the Company across time periods.

25	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

A.	Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change

Revenues	35,479	41,815	(6,336)	(15)%	65,529	82,144	(16,615)	(20)%

Net loss before income taxes	(24,988)	(161,234)	136,246	(85)%	(28,384)	(150,277)	121,893	(81)%
Interest expense	1,023	4,546	(3,523)	(77)%	2,643	7,556	(4,913)	(65)%
Depreciation expense	20,528	17,857	2,671	15%	41,228	30,923	10,305	33%
EBITDA	(3,437)	(138,831)	135,394	(98)%	15,487	(111,798)	127,285	114%
EBITDA margin	(10)%	(332)%	—	—	24%	(136)%	—	—
Share-based payment	2,462	7,927	(5,465)	(69)%	4,998	14,032	(9,034)	(64)%
Realized loss on disposition of digital assets	—	77,880	(77,880)	(100)%	—	77,914	(77,914)	(100)%
Impairment on short-term prepaid deposits and property, plant and equipment	9,982	—	9,982	100%	9,982	—	9,982	100%
(Reversal of) revaluation loss on digital assets	—	70,475	(70,475)	(100)%	(2,695)	66,773	(69,468)	(104)%
Impairment on goodwill	—	17,900	(17,900)	(100)%	—	17,900	(17,900)	(100)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	(12,835)	—	(12,835)	(100)%
Gain on disposition of marketable securities	(4,955)	(19,705)	14,750	(75)%	(7,126)	(30,642)	23,516	(77)%
Net financial expenses and other	3,620	4,057	(437)	(11)%	6,430	7,822	(1,392)	(18)%
Adjusted EBITDA	7,672	19,703	(12,031)	(61)%	14,241	42,001	(27,760)	(66)%
Adjusted EBITDA margin	22%	47%	—	—	22%	51%	—	—

nm: not meaningful

26	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Gross (loss) profit	(6,040)	9,504	(15,544)	(164)%	(14,393)	26,541	(40,934)	(154)%
Non-Mining revenues (1)	(1,236)	(767)	(469)	61%	(2,078)	(1,371)	(707)	52%
Depreciation expense	20,528	17,857	2,671	15%	41,228	30,923	10,305	33%
Purchases of electrical components and other	622	260	362	139%	946	572	374	65%
Electrician salaries and payroll taxes	455	306	149	49%	811	635	176	28%
Gross Mining profit	14,329	27,160	(12,831)	(47)%	26,514	57,300	(30,786)	(54)%
Gross Mining margin	42%	66%	—	—	42%	71%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended June 30,				Six months ended June 30,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Revenues	35,479	41,815	(6,336)	(15)%	65,529	82,144	(16,615)	(20)%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(34,243)	(41,048)	6,805	(17)%	(63,451)	(80,773)	17,322	(21)%
Non-Mining revenues	1,236	767	469	61%	2,078	1,371	707	52%

27	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves selling BTC mined and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its expansion activities, operating expenses and debt service requirements. The Company anticipates requiring additional funds to complete its growth plans discussed in Section 6 - Expansion Projects of this MD&A.

Although the Company operates through its subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government instituted certain foreign currency exchange controls that could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the US dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of the availability of sufficient national foreign currency reserves. The next general election in Argentina is scheduled for October 22, 2023. The Company sends funds periodically to Argentina to fund its expansion based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary provides Mining services to its Canadian parent which owns and records revenue from the BTC mined in Argentina and, accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements. The Argentinian subsidiary earns a market-based return on the services it provides to its Canadian parent.

A.	Cash Flows

	Six months ended June 30,
(U.S. $ in thousands except where indicated)	2023	2022	$ Change	% Change
Cash, beginning of the period	30,887	125,595	(94,708)	(75)%
Cash flows from (used in):
Operating activities	2,472	(11,745)	14,217	121%
Investing activities	(19,229)	(135,750)	116,521	(86)%
Financing activities	16,693	67,910	(51,217)	(75)%
Exchange rate differences on currency translation	68	(28)	96	343%
Cash, end of the period	30,891	45,982	(15,091)	(33)%

nm: not meaningful

Cash Flows from Operating Activities

Cash flows from operating activities increased by $14.2 million during YTD Q2 2023 compared to YTD Q2 2022, primarily driven by:

●	A decline in income taxes paid with $13.2 million paid during YTD Q2 2022, compared to $0.2 million paid during YTD Q2 2023;
●	Other favorable working capital variances totaling $7.0 million that are explained in Section 11 - Financial Position of this MD&A;
●	Lower interest and financial expenses paid of $4.0 million; and
●	Lower cash G&A expenses of $2.7 million.

The increase was partially offset by:

●	Higher energy and infrastructure costs of $13.5 million.

28	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows used in Investing Activities

Cash flows used in investing activities decreased by $116.5 million during YTD Q2 2023 compared to YTD Q2 2022.

The decrease in cash flow used in investing activities is explained by:

●	$16.4 million of net additions of property, plant and equipment (“PPE”) during YTD Q2 2023, compared to $70.5 million for the same period in 2022 primarily due to the acquisition of Miners and infrastructure build-out;
●	The Company’s postponement of development of the second warehouse in Argentina, which resulted in only $10.0 million advance payment made for Miners relating to the Argentina and Baie-Comeau expansion during YTD Q2 2023, compared to $64.2 million in advanced payments made on new PPE during YTD Q2 2022; and
●	The Company not purchasing BTC during YTD Q2 2023, compared to acquiring 1,000 BTC for $43.2 million during YTD Q2 2022. Refer to Section 10B - Liquidity and Capital Resources (capital resources - digital asset management program) of this MD&A.

The decrease was partially offset by:

●	$7.1 million of net proceeds received from the purchase and disposition of marketable securities to fund the Argentina expansion activities, compared to $30.6 million of net proceeds for the same period in 2022, as described in Note 20 - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss to the Financial Statements; and
●	Proceeds of $11.5 million from the sale of digital assets purchased in YTD Q2 2022, compared to nil in YTD Q2 2023.

Cash Flows from Financing Activities

Cash flows from financing activities decreased by $51.2 million from $67.9 million for YTD Q2 2022 to $16.7 million for YTD Q2 2023.

YTD Q2 2023

●	The Company raised $37.6 million of net proceeds from its at-the-market equity offering program which were partially offset by scheduled and one-time payments relating to long-term debt and lease liabilities of approximately $18.9 million and $2.1 million, respectively.
●	The long-term debt repayments included:
◦	The settlement of the BlockFi Loan on February 8, 2023 for cash consideration of $7.8 million, as discussed below;
◦	Capital repayments of $10.7 million towards the NYDIG loan that reduced the outstanding balance to $15.5 million as of June 30, 2023; and
◦	The full repayment of the principal amount of the remaining Foundry Loans #2, #3 and #4, as defined in the Financial Statements, before maturity and without prepayment penalty, for $0.8 million.
●	The lease repayments included:
◦	The Company’s modification in February 2023 of its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million.

29	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

YTD Q2 2022

●	During YTD Q2 2022, the Company raised $67.2 million of net proceeds from long-term debt, $40.0 million of proceeds from the credit facility (which was fully repaid in the fourth quarter of 2022), and $35.9 million of net proceeds from the Company’s at-the-market equity offering program; and
●	During YTD Q2 2022, these proceeds were partially offset by repayments towards the credit facility, long-term debt, and lease liabilities of $61.8 million, $11.1 million and $2.2 million, respectively.

BlockFi Loan

On February 18, 2022, Bitfarms’ subsidiary, Backbone Mining Solutions Inc. (“Backbone Mining”), entered into a $32.0 million equipment financing facility with BlockFi, which was classified as long-term debt in the statement of financial position. Backbone Mining owns or leases the assets of Bitfarms’ 20-megawatt active crypto mining facilities in the State of Washington. The BlockFi loan was recourse only against Backbone Mining, and the loan was secured by its Miners and, in the event of default, BTC produced by those Miners.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12.6 million. Upon settlement, all of Backbone Mining’s assets, including 6,100 Miners collateralizing the loan, became unencumbered.

At-The-Market Equity Offering Program

Bitfarms commenced an at-the-market (“ATM”) equity offering program on August 16, 2021, by means of a prospectus supplement dated August 16, 2021, to the Company’s short form base shelf prospectus dated August 12, 2021, and U.S. registration statement on Form-F-10, which includes a prospectus supplement related to the ATM. The Company may, at its discretion and from time-to-time, sell common shares of the Company in the ATM as would result in the Company receiving aggregate proceeds of up to $500 million. Since the ATM equity offering program commenced, the Company had issued 86,798,000 common shares for net proceeds of $237.3 million as of June 30, 2023.

Q2 2023 v. Q2 2022

During the three months ended June 30, 2023, the Company issued 17,611,000 common shares in the ATM in exchange for gross proceeds of $22.5 million at an average share price of approximately $1.28. The Company received net proceeds of $21.8 million after paying commissions of $0.7 million to the Company’s agent for the ATM. During the three months ended June 30, 2022, the Company issued 4,657,000 common shares in exchange for gross proceeds of $10.0 million at an average share price of approximately $2.14. The Company received net proceeds of $9.6 million after paying commissions of $0.3 million to the Company’s agent, in addition to $0.1 million of other transaction fees.

30	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

At-The-Market Equity Offering Program (Continued)

YTD Q2 2023 v. YTD Q2 2022

During YTD Q2 2023, the Company issued 33,551,000 common shares in exchange for gross proceeds of $38.9 million at an average share price of approximately $1.16. The Company received net proceeds of $37.6 million after paying commissions of $1.2 million to the Company’s agent, in addition to $0.1 million of other transaction fees. During YTD Q2 2022, the Company issued 11,478,000 common shares in exchange for gross proceeds of $37.2 million at an average share price of approximately $3.24. The Company received net proceeds of $35.9 million after paying commissions of $1.1 million to the Company’s agent, in addition to $0.1 million of other transaction fees.

Use of Proceeds

The Company has used and intends to continue to use the proceeds from the ATM equity offering program prudently to support the growth and development of the Company’s Mining operations, as described in Section 6 - Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. Described below are the actual use of proceeds from the commencement of the ATM equity offering program through June 30, 2023:

(U.S. $ in thousands except where indicated)
Categories	Use of proceeds from August 16, 2021 to June 30, 2023
MicroBT Miners	105,607
Bitmain Miners	29,298
Washington Expansion	27,152
Sherbrooke Expansion (completed in 2022)	22,201
Argentina Expansion, net of gain on disposition of marketable securities	47,162
Cowansville Expansion (completed in 2022)	573
Paraguay Expansion	3,230
Baie-Comeau Expansion	2,076
237,299

The Company intends to continue to explore expansion opportunities in new and existing facilities, subject to market conditions and the ability to continue to obtain suitable financing.

31	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources

Bitfarms’ capital management objective is to provide the financial resources that will enable the Company to maximize the return for its shareholders while optimizing its cost of capital. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions, the cost of providing the financing, and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing would be required to complete construction of the second warehouse in Argentina when and if conditions are satisfactory and to initiate and complete the construction of other warehouses in Argentina, if the Company elects to do so. The Company anticipates that additional financing will be required to purchase sufficient Miners to meet its objective of generating 6.3 EH/s of computer power by the end of the third quarter of 2023, and 7.0 EH/s of computer power by the end of the first quarter of 2024. In order to achieve its business objectives, the Company may sell or borrow against the BTC that have been accumulated as of the date hereof as well as BTC generated from ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program pursuant to which the Company added 3,301 BTC to its balance sheet during the year ended December 31, 2021. The Company has internal controls over the management of its digital assets, which it evaluates and enhances on a quarterly basis. The Company holds BTC for its intrinsic value and as a source of liquidity.

In January 2022, the Board of Directors (the “BOD”) authorized management to purchase 1,000 BTC. During the second quarter of 2022, following the BOD approval, the Company sold 3,000 BTC in collateral to repay part of the Credit Facility and 350 BTC in treasury to manage liquidity levels. During the third quarter of 2022, the Company sold 670 BTC in collateral to repay part of the Credit Facility and 1,925 BTC in treasury to maintain sufficient liquidity levels. On August 1, 2022, management received approval from the BOD to sell daily production, in addition to any sale of up to 1,000 BTC from treasury, should market conditions be justified in its discretion. During Q4 2022, the Company sold 1,359 BTC in collateral to repay the remaining balance of the Credit Facility in full and 1,734 BTC in treasury to manage liquidity levels.

During Q1 2023 and Q2 2023, the Company sold 1,267 BTC and 1,109 BTC, respectively, for total proceeds of $28.5 million and $30.9 million, respectively, a portion of which was used to repay equipment-related indebtedness and fund operations.

The purchase and disposal of BTC as described above while the Company continued to mine BTC resulted in total holdings of 549 BTC as of June 30, 2023, valued at approximately $16.7 million based on a BTC price of approximately $30,500, as of June 30, 2023.

32	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of digital assets

The Company’s BTC received from its Mining Pool for its computational power is delivered to multi-signature wallets that the Company controls or directly to an external third-party custodian. On a regular basis, the Company transfers BTC from its multi-signature wallets to an external third-party custodian, Coinbase Custody, LLC (“Coinbase Custody”). Coinbase Custody is a US-based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Currently, Coinbase Custody provides only custodial services to the Company and does not use a sub-custodian. Coinbase Custody is not a related party to the Company. Coinbase Custody is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for the purposes of § 206 (4) -2(d)(6) of the U.S. Investment Advisers Act of 1940, as amended.

The Company has internal controls in place to evaluate its custodians on a quarterly basis. The Company has other custodians and its own multi-signature wallets as a contingency plan that would have a minimal impact on the Company’s operations.

As of August 7, 2023, the Company has 623 BTC, valued at $17.9 million on its balance sheet. As of the date of this MD&A, 99% of the Company’s BTC are held in custody with Coinbase Custody or held as collateral within Coinbase Custody by NYDIG, the counterparty to the Company’s equipment financing, which is classified as long-term debt in the statement of financial position.

Coinbase Custody maintains an insurance policy of $320 million for its cold storage; however, the Company cannot ensure that the full limits of that policy would be available to the Company or, if available, sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase may not be recoverable in the event of bankruptcy by Coinbase or its affiliates. In its quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on August 3, 2023, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

33	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Hedging program of digital assets

The Company’s hedging strategy aims at reducing the risk of variability of future cash flows resulting from future disposals of digital assets and in consideration of the volatility and adverse price movements of the digital assets in the prior months. In March 2023, the BOD approved a hedging program and authorized Management, through a risk management committee specifically created to this purpose, to undertake hedges of BTC option contracts up to 20% of the Company’s BTC production per month and up to three months of unmined BTC production. In April 2023, the BOD authorized Management to increase the BTC option contracts up to 50% of the Company’s BTC production per month and up to six months of unmined BTC production. However, the risk management committee has not engaged in option contracts to the full extent permitted by the BOD. As of August 7, 2023, the Company did not have any open contracts. It remains within the risk management committee’s discretion to dynamically adjust Bitfarms’ hedge ratio within the risk limits approved by the BOD and in response to market factors that are beyond the Company’s operational control.

During the three and six months ended June 30, 2023, the Company had secured BTC option contracts to sell digital assets which resulted in a loss of $0.2 million and $0.2 million, respectively, mainly related to premiums paid for the option contracts hedging the potential risk of the BTC price decreasing. Refer to Note 16 to the Financial Statements for more details.

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments as of June 30, 2023:

(U.S. $ in thousands)	2023	2024	2025	2026	2027 and thereafter	Total
Trade accounts payable and accrued liabilities	10,302	—	—	—	—	10,302
Long-term debt	12,256	4,085	—	—	—	16,341
Lease liabilities	2,004	3,745	2,649	2,488	9,069	19,955
	24,562	7,830	2,649	2,488	9,069	46,598

D.	Commitments

As of June 30, 2023, the Company had no commitments.

E.	Off-Balance Sheet Arrangements

As of August 7, 2023, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

34	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. FINANCIAL POSITION

A.	Working Capital

	As of June 30,	As of December 31,
(U.S. $ in thousands)	2023	2022	$ Change	% Change
Total Current Assets	72,058	69,088	2,970	4%
Total Current Liabilities	37,413	67,244	(29,831)	(44)%
Working Capital	34,645	1,844	32,801	1779%

As of June 30, 2023, Bitfarms had working capital of $34.6 million, compared to $1.8 million as of December 31, 2022. The increase in working capital was mostly due to:

●	The extinguishment of the BlockFi loan in Q1 2023 which had an outstanding balance of $20.0 million on December 31, 2022, for a payment of $7.8 million, resulting in an increase of $12.2 million in working capital. Refer to section 10A - Liquidity and Capital Resources for details on the extinguishment of the BlockFi loan.
●	Scheduled capital repayments of $10.7 million towards the NYDIG loan. The effect on working capital is nil as it decreased the cash balance by a corresponding amount.
●	A $10.0 million increase in total digital assets, including the digital assets pledged as collateral, resulting from the increase of the Company’s treasury by 144 BTC and the appreciation of the BTC price during YTD Q2 2023.
●	These increases were offset by a decrease in short-term prepaid deposits of $10.1 million, mainly related to the impairment loss on short-term prepaid deposits of $7.0 million for the three and six months ended June 30, 2023. Refer to section 7E - Financial Performance (Impairment).

B.	Property, plant and equipment

	As of June 30,	As of December 31,
(U.S. $ in thousands)	2023	2022	$ Change	% Change
Canada	120,307	142,654	(22,347)	(16)%
USA	26,652	32,664	(6,012)	(18)%
Argentina	42,106	31,927	10,179	32%
Paraguay	11,465	12,183	(718)	(6)%
	200,530	219,428	(18,898)	(9)%

As of June 30, 2023, Bitfarms had PPE of $200.5 million, compared to $219.4 million as of December 31, 2022. The decrease of $18.9 million, or 9%, was primarily due to the $22.3 million decrease of PPE in Canada, mainly relating to depreciation expense. PPE in the US decreased by $6.0 million mostly due to depreciation expense incurred on Miners purchased for the Washington facilities in 2021. These decreases were partially offset by the $10.2 million increase in Argentina PPE mainly due to the delivery of approximately 5,100 Miners in YTD Q2 2023.

35	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 16 to the Financial Statements and Note 22 to the 2022 Annual Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

13. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 17 to the Financial Statements.

14. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, has designed or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

B.	Internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Management, under the supervision of the CEO and CFO, has designed ICFR, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

C.	Changes in internal control over financial reporting

There have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR during the period beginning on April 1, 2023 and ended June 30, 2023.

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, no matter how well designed. As a result, the Company’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

36	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

15. RECENT AND SUBSEQUENT EVENTS

A.	At-The-Market Equity Offering Program

During the period from July 1, 2023, to August 7, 2023, the Company issued 14,726,000 common shares through its at-the-market equity offering program in exchange for gross proceeds of $26.4 million at an average share price of approximately $1.79. The Company received net proceeds of $25.6 million after paying commissions of $0.8 million to the Company’s agent.

B.	Baie-Comeau (Quebec) Acquisition

On April 10, 2023, the Company entered into agreements to acquire 100% of the shares of a corporation that owns the right to 22 MW of hydro power capacity in Baie-Comeau, Quebec, and lease a site to install the infrastructure to operate the acquired capacity.

On July 5, 2023, the Company completed the acquisition. The consideration transferred at closing totaled $1.9 million (CAD$2.5 million), of which $0.8 million (CAD$1.0 million) was paid in cash and $1.1 million (CAD$1.5 million) was paid through the issuance of 821,000 common shares of the Company. The lease agreement is for an industrialized site in Baie-Comeau for an initial term of 10 years at $16,000 (CAD$21,000) a month. The lease agreement also provides the Company with the option to purchase the site for $2.2 million (CAD$3.0 million) with an annual adjustment of the lesser of (i) the Consumer Price Index and (ii) 3% throughout the lease term.

C.	Disposition of Suni Mineral Asset

On July 27, 2023, the Company sold the Suni mineral asset for a nominal amount to a third party.

16. SHARE CAPITAL

As of the date of this MD&A, the Company has 273,806,000 common shares outstanding, 9,974,000 vested and 9,026,000 unvested stock options, 19,153,000 warrants outstanding and 292,000 restricted stock units. There are no preferred shares or any other classes of shares outstanding.

37	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

17. RISK FACTORS

The Company is subject to a number of risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Corporation’s shares.

The risks and uncertainties that Management considers as the most material to the Company’s business are described in the section entitled Risk Factors of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022, dated March 20, 2023. These risks and uncertainties have not materially changed in the six months ended June 30, 2023, other than the risk described below, and hereby incorporated by reference.

Hedges

The Company actively engages in hedging practices with respect to its cryptocurrency holdings to lessen the impact of BTC volatility on the Company’s results of operations and financial condition and to optimize cryptocurrency monetization. Although hedging activities are undertaken on a risk adjusted basis, there can be no certainty that such activities will be profitable and these activities could result in significant losses. Hedging operates as a compliment to BTC mining. The effectiveness of the hedging relationship should be evaluated alongside the Company’s mining performance. In addition, hedging practices involve transactions with third parties. Any settlement delay or failure, security breach, incurred cost or loss of digital assets associated with the use of a counterparty could materially and adversely affect the execution of hedging strategies and result in significant losses. Although the Company maintains rigorous controls on the implementation and monitoring of hedging strategies, including its involvement with counterparties, there can be no assurance that such controls will be effective or timely or sufficient in operation to avoid or even reduce losses.

Emerging markets

Investing in a company with operations in emerging markets entails certain inherit risks

The Company conducts Mining operations in various jurisdictions, including in Argentina and Paraguay, which are emerging markets. Investing in a company with operations in emerging markets involves inherent risks, which may include: (i) expropriation or nationalization of property; (ii) changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; (iii) uncertain political and economic environments, war, terrorism, sabotage and civil disturbances; (iv) lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law; (v) delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; (vi) import and export regulations, including restrictions on the import of miners and other equipment relevant to the Company’s Mining operations; (vii) limitations on the repatriation of earnings and other forms of currency controls, monetary restrictions and limitations under economic policies; (viii) underdeveloped industrial or economic infrastructure; (ix) internal security issues; (x) increased financing costs; (xi) renegotiation, cancellation or forced modification of existing contracts; and (xii) risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

38	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

17. RISK FACTORS (Continued)

Emerging markets (Continued)

Investing in a company with operations in emerging market entails certain inherit risks (Continued)

There can be no guarantee that one or more of the events described above will not occur in the future and the impact of such event or events on the Company’s operations cannot be accurately predicted at this time. The occurrence of one or more such events may have a material adverse effect on the Company’s operations in the affected jurisdiction or jurisdictions, including, but not limited to, disruptions to its operations, the loss of property, unprofitability of its operations, protracted legal and regulatory proceedings, and other penalties or sanctions.

Argentina and/or Paraguay may experience economic volatility and other challenges that could affect the Company’s business, financial condition and result of operations

The profitability of the Company’s Mining operations in Argentina and Paraguay and the Company’s ability to continue such operations depend in part upon local economic, social and/or political conditions, which, in turn, may affect the Company’s business, financial position and results of operations. Adverse external economic factors; inconsistent fiscal and monetary policies; dependence of governments on external financing; changes in governmental economic policies; high levels of inflation; abrupt changes in currency values; high interest rates; volatility of exchange rates; political and social tensions; exchange controls; wage and price controls; the imposition of trade barriers; and trade shock are examples of economic and social conditions over which the Company has no control and which may have an adverse effect on the Company’s operations in those geographies and, given the materiality to the Company of such operations, may adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects.

The economies of Argentina and Paraguay are vulnerable to external shocks caused by significant economic difficulties of their respective trading partners or by more general “contagion” effects

Weak, flat or negative economic growth or changes in international trade policy of the major trading partners of Argentina and Paraguay could adversely affect its balance of payments and, consequently, its economic growth.

Argentina in particular has experienced significant political and social economic instability in the past and may experience further instability in the future. For instance, in 2001 and 2002, Argentina suffered a major political, economic and social crisis, which resulted in institutional instability and a severe contraction of the economy with significant increases in unemployment and poverty rates. Among other consequences, the crisis caused a large currency devaluation and led to the government of Argentina defaulting on its external debt. In response, the government of Argentina implemented a series of emergency measures, including strict foreign exchange restrictions and monthly limits on bank withdrawals, which affected public companies and other sectors of Argentina’s economy. Despite a brief recovery from that crisis, since 2008, Argentina has struggled to curb strong inflationary pressures and growth stagnated starting in 2012.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

17. RISK FACTORS (Continued)

Emerging markets (Continued)

The economies in Argentina and Paraguay are vulnerable to external shocks caused by significant economic difficulties of their respective trading partners or by more general “contagion” effects (Continued)

The economic conditions of Argentina and Paraguay are dependent on a variety of factors, including, but not limited to, the following: (i) international demand for Argentina’s and Paraguay’s principal exports; (ii) international prices for Argentina’s and Paraguay’s principal commodity exports; (iii) stability and competitiveness of the currencies of Argentina and Paraguay with respect to foreign currencies; competitiveness and efficiency of domestic industries and services; (iv) levels of domestic consumption and foreign and domestic investment and financing; and (v) the rate of inflation. Any difficulties faced by the economies or financial condition of Argentina and Paraguay could have a material adverse effect on companies operating in Argentina and Paraguay, including the Company.

The Company conducts operations in countries known to experience high levels of corruption, and any violation of anti-corruption laws could subject us to penalties and other adverse consequences

The Company is subject to anti-corruption, anti-bribery, anti-money laundering and other international laws and regulations and is required to comply with the applicable laws and regulations of each jurisdiction in which the Company operates. In general, these laws prohibit improper payments or offers of payments to governments and their officials, political parties, state-owned or controlled enterprises, and/or private entities and individuals for the purpose of obtaining or retaining business. In addition, the Company is subject to economic sanctions regulations that restrict its dealings with certain sanctioned countries, individuals and entities.

Certain of the Company’s operations are located in Argentina and Paraguay, which are jurisdictions perceived as having relatively high levels of corruption. The Company’s activities in these countries increase the risk of, or potential for, unauthorized payments or offers of payments by one of the Company’s employees, contractors, or agents that could be in violation of various laws, including anti-bribery laws applicable to the Company. In addition, the Company’s ability to secure permits, renewals or other government approvals required to maintain its operations could be negatively impacted by corruption in one or more governmental institutions in Argentina and Paraguay.

The Company has adopted various measures that mandate compliance with applicable anti-corruption, anti-bribery, and anti-money laundering laws, and has implemented training programs, compliance controls and procedures, and reviews and audits to ensure compliance with such laws; however, there can be no assurance that the Company’s internal controls and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by the Company’s affiliates, employees, directors, officers, partners, agents and service providers, or that any such persons will not take actions in violation of the Company’s policies and procedures, for which the Company may be ultimately responsible.

Any violations of anti-bribery and anti-corruption laws or sanctions regulations by the Company or on its behalf could have a material adverse effect on its business, reputation, results of operations and financial condition. The Company cannot predict the nature, scope or effect of future anti-corruption regulatory requirements to which its operations might be subject, the manner in which existing laws might be administered or interpreted or the impact on the Company of any violation of the same.

40	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

17. RISK FACTORS (Continued)

Emerging markets (Continued)

The Company’s operations in Argentina are subject to frequent and unpredictable changes in tax rates, capital controls, and foreign exchange restrictions, which may restrict or affect the profitability of the Company’s operations

The imposition and application of federal, provincial and other local taxation to which businesses located in Argentina are subject may change frequently and without notice. If any taxation authority takes a position or adopts an interpretation that differs from those adopted by the Company, the Company could become subject to unanticipated tax liabilities and cost increases, which could negatively affect its financial condition and results of operations.

For instance, in 2018, the government of Argentina introduced a decree imposing a temporary tax on all exports from Argentina. The tax was introduced as an emergency measure due to the significant devaluation of the Argentinean peso during 2018. In December 2019, the government of Argentina approved a law delaying a scheduled corporate tax rate decrease from 30% to 25% to the end of 2020, after that the government submitted a bill in order to maintain the 30% rate until the end of 2021, and extending the temporary export tax introduced in September 2018 to the end of 2021. Furthermore, the decree suspended the increase in the dividend withholding tax from 7% to 13% until January 2021. In June 2021, the National Government passed an amendment to the corporate income tax rate, increasing it from a flat rate of 25% to a progressive scale, with a maximum rate of 35% for certain types of companies.

Changes in taxes, capital controls, and foreign exchange regulations in Argentina and the other jurisdictions in which the Company operates are beyond the Company’s control. Increased tax rates, or the imposition of stricter capital controls or foreign exchange regulations, could increase the operating costs at the Company’s Mining facilities, prevent or restrict development and production at new or contemplated facilities, and constrain the Company’s ability to receive distributions from its subsidiaries in those jurisdictions.

41	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. SIGNIFICANT ACCOUNTING ESTIMATES

The Company’s significant accounting judgments, estimates and assumptions are summarized in Note 4 to the Company’s 2022 Annual Financial Statements.

19. SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the 2022 Annual Financial Statements for more information regarding the Company’s significant accounting policies.

20. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

20. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	BTC Halving event;
●	Counterparty risk;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price and BTC network difficulty;
●	the speculative and competitive nature of the technology sector;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;
●	environmental regulations and liability;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	loss of key employees;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	political and regulatory risk;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	third-party supplier risks;
●	COVID-19 pandemic; and
●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above and those contained in the section “Risk Factors” of the Annual Information Form of the Company dated March 20, 2023. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

21. CAUTIONARY NOTE REGARDING NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS and other financial measures and ratios including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” “Gross Mining margin,” “Gross margin” and “Operating margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Refer to Section 9 - Non-IFRS and Other Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

22. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company, including the Company’s Annual Information Form, are available through the internet on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

23. GLOSSARY OF TERMS

Terms	Definition
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the BTC network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the BTC network issues Block Rewards through the Mining process.
Block Reward	A BTC block reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 6.25 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash	One quintillion (1,000,000,000,000,000,000) hashes per second or one million Terahash.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of BTC transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Megawatt	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company to perform Mining.
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, BTC Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining pool is a group of cryptocurrency Miners who pool their computational resources, or hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

45	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

23. GLOSSARY OF TERMS (Continued)

Terms	Definition
Network Difficulty	Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The BTC network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in BTC Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Petahash	One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the BTC network to validate transactions on the BTC Blockchain.
Terahash	One trillion (1,000,000,000,000) hashes per second.

46	Page